Public Service Company of New Hampshire and Subsidiary						Exhibit 12
Ratio of Earnings to Fixed Charges
(Unaudited)

	Nine Months
	Ended
	September 30,	For the Years Ended December 31,
(Thousands of Dollars)	2015	2014	2013	2012	2011	2010
Earnings, as defined:
Net income	$92,491	$113,944	$111,397	$96,882	$100,267	$90,067
Income tax expense	56,135	72,135	71,101	60,993	49,945	50,801
Equity in earnings of regional nuclear generating companies	(5)	(8)	(12)	(8)	(7)	(23)
Dividends received from regional equity investees	-	-	42	-	-	80
Fixed charges, as below	35,624	46,530	47,318	52,769	52,111	54,721
Less: Interest capitalized (including AFUDC)	(636)	(640)	(500)	(1,579)	(7,064)	(6,621)
Total earnings, as defined	$183,609	$231,961	$229,346	$209,057	$195,252	$189,025

Fixed charges, as defined:
Interest Expense	$34,582	$45,349	$46,176	$50,228	$44,147	$47,067
Rental interest factor	406	541	642	962	900	1,033
Interest capitalized (including AFUDC)	636	640	500	1,579	7,064	6,621
Total fixed charges, as defined	$35,624	$46,530	$47,318	$52,769	$52,111	$54,721

Ratio of Earnings to Fixed Charges	5.15	4.99	4.85	3.96	3.75	3.45